

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2021

Brian Webster
Chief Executive Officer
Kestra Medical Technologies, Ltd.
3933 Lake Washington Blvd NE Suite 200,
Kirkland, Washington 98033

  Re: Kestra Medical Technologies, Ltd.
    Draft Registration Statement on Form S-1
    Submitted August 25, 2021
    CIK 0001877184

Dear Mr. Webster:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1. Please revise your Summary to provide a more balanced discussion of your company and your product. By way of example only, relocate your risk factors summary to immediately follow the the discussion of "Our Success Factors" and "Our Growth Strategies" beginning on page 3 and expand the discussion of your risk factors to ensure the discussion is as prominent as the discussion of your success factors and growth strategy. In your Summary revisions, please also disclose the amount of your indebtedness, the interest rate and the amount of debt payments made in recent periods.

2. Please provide support for your statement that the false alarm rate of Zoll's Life Vest WCD is one every 3.4 days.

Our Clinical Studies and Commercialization, page 3

3. We note your statements here and on page 101 that (i) you are committed to continuing to develop clinical evidence to further demonstrate the safety and effectiveness of your product and (ii) you believe your post-market surveillance study will further raise awareness of and validate your ASSURE System. Please revise these statements to reflect your disclosure on page 21 that subsequent clinical trials may not be consistent with your findings to date and could impede the adoption of your product.

Our Success Factors, page 3

4. We note your statement that you estimate that the near-term achievable market for WCDs in the U.S. as of 2021 is approximately $3 billion, representing one-half of the total addressable market opportunity, and is approximately 23% penetrated. Please revise your disclosure here and throughout to specify what is meant by "near-term achievable market" and discuss the differences between the approximate $1 billion global market that you estimate for 2022 and the "near-term achievable market" of approximately $3 billion. Please also revise to disclose the assumptions underlying your estimates of near-term achievable market, total addressable market and market penetration and discuss the risks related to these assumptions.

5. We note your disclosure on page 5 indicating that you have established infrastructure to support adjacent follow-on products in the cardiac patient continuum of care. However, the prospectus does not appear to contain a discussion of any follow-on products under development. Please revise here and throughout the prospectus where you discuss follow-on products to clarify, if true, that you do not have any additional products under development. Alternatively, to the extent you have additional products in development, please revise your prospectus to discuss these products.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Components of Our Results of Operations
Revenue, page 89

6. As you have noted that you are in the process of commercially launching your ASSURE System and expect to begin generating revenues during your 2022 fiscal year, please disclose your revenue recognition policy.

Business, page 99

7. Your disclosure on pages 51, 57 and 58 indicates that you in-license certain of your patents and technology from third parties and that you are also party to out-bound licenses with third parties. Please revise your Business section to describe the terms of your material license agreements and file the agreements as exhibits to your registration statement. Alternatively, please tell us why this would not be required.

Intellectual Property, page 120

8. Please revise this section to disclose the jurisdictions of your patents. In addition, your disclosure here indicates that the earliest expiry date for issued patents owned or used by you is in 2025, but your disclosure on page 51 states that your earliest U.S. patent will expire in 2022. Please reconcile your disclosure or advise.

General

9. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Sasha Parikh at 202-551-3627 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Sophia Hudson, P.C.